Filed Pursuant to Rule 424(b)(3)
Registration Number: 333-64815

                                     [LOGO]





                   (Holding Company for The Jacksonville Bank)

                           JACKSONVILLE BANCORP, INC.

                                Supplement No. 4
                      To Prospectus Dated February 9, 1999


     This Supplement dated June 28, 1999, is intended to amend the Prospectus dated February 9, 1999 through which Jacksonville Bancorp, Inc. ("Company") is offering for sale a minimum of 800,000 shares of common stock and a maximum of 1,500,000 shares of common stock at a price of $10.00 per share. This Supplement is also intended to wholly incorporate and completely supersede Supplement No. 1 dated March 1, 1999, Supplement No. 2 dated March 1, 1999 and Supplement No. 3 dated April 23, 1999. Supplement No. 2 extended the Offering Period until April 30, 1999 and Supplement No. 3 further extended the Offering Period until July 30, 1999. The Offering Period is currently to expire on July 30, 1999.

     This Supplement is intended to be read in conjunction with and supersede the Prospectus to the extent that any information in this Supplement conflicts with information provided in the Prospectus.

     On May 18, 1999, the Escrow Agent released $6,451,650 of subscription proceeds to the Company to capitalize the Bank. The release of funds was in accordance with the terms of the Escrow Agreement. The following information discusses the activities of the Company and The Jacksonville Bank ("Bank") which have taken place since February 9, 1999, through and including June 28, 1999, except for information relating to the sale of shares, which information is current through May 18, 1999.


                                  RISK FACTORS

Failure of Bank to Commence Operations; Possible Loss of Subscription Funds

     The Bank commenced operations and opened for business on May 28, 1999. Prior to that date, the Company met the conditions for withdrawing subscription funds from the Escrow Account and held a "first closing" on May 18, 1999.

Intended Purchases by Organizers and Directors

     The Organizers and Directors have purchased 288,000 shares of common stock. At the time of the first closing, there were 871,056 shares of common stock outstanding. The Organizers' and Directors' purchases equal 33.06% of the shares outstanding as of May 18, 1999 (the first closing) and 19.20% of the maximum of 1,500,000 shares available in the Offering.

Failure to Receive Regulatory Approvals; Possible Loss of Subscription Funds

     The Company's application to become a one-bank holding company was approved on December 16, 1998. Having received its certificate of authorization from the Florida Department of Banking and Finance and federal deposit insurance from the FDIC, the Bank commenced banking operations on May 28, 1999.

Dependency on Key Management

     In February 1999, Mr. Gilbert J. Pomar, III, was hired to be the President of the Bank and to serve as its Chief Operating Officer and Ms. Cheryl L. Whalen was hired as Senior Vice President and Chief Financial Officer for both the Company and the Bank. Effective June 18, 1999, Mr. Victor M. George resigned his positions as President and Chief Executive Officer of the Company and as Chief Executive Officer of the Bank. Effective that same date, Mr. George resigned as a Director for both the Company and the Bank.

     Mr. R. C. Mills is now Chairman of the Company's Board, while Mr. Price W. Schwenck is the Company's Chief Executive Officer. Mr. Schwenck also serves as the Chairman of the Board for the Bank. Mr. Pomar has been appointed to serve as the Bank's Chief Executive Officer. SEE "MANAGEMENT -- Directors and Executive Officers of the Company and the Bank."


                                   THE COMPANY

     The Company's application to become a one-bank holding company was approved on December 16, 1998. The Bank commenced operations on May 28, 1999, after receiving its certificate of authorization from the Florida Department of Banking and Finance and its federal deposit insurance from the FDIC.


                              TERMS OF THE OFFERING

Escrow of Offering Proceeds

     On May 18, 1999, after having received notification from the Company that it had received the required conditional regulatory approvals and having received in excess of $8,000,000 in subscriptions, a "first closing" was held, resulting in the Escrow Agent releasing $6,451,650 to the Company, which was used to capitalize the Bank.

Purchases by Organizers and Directors of the Company

     The Organizers and Directors have purchased 288,000 shares of common stock in the Offering. This purchase equals 33.06% of the outstanding shares as of May 18, 1999 (the first closing) and 19.20% of the maximum of 1,500,000 shares available in the Offering.


                                 USE OF PROCEEDS

     The gross proceeds from the sale of shares offered by the Company will be a minimum of $8,710,560 (as of May 18, 1999) and a maximum of $15,000,000.

     The organizational and preopening expenses and the Offering expenses of the Company and the Bank are as follows:
                                                       Minimum
                                                    Proceeds From
                                                    Sale of 871,056    Maximum
                                                        Shares         Proceeds
                                                        ------         --------

Offering Expenses(1)                                   $  527,112     $1,007,372

Organizational and Preopening Expenses(2)                 658,108        658,108
                                                          -------        -------

     TOTAL                                             $1,185,220     $1,665,480
                                                       ==========     ==========


(1) Comprised primarily of certain legal fees, marketing costs, registration fees, accounting fees, escrow fees, printing and mailing costs and other offering expenditures.

(2) Organizational and preopening expenses include, among other expenditures, application fees, salaries and related expenditures, legal and other professional costs, temporary rent and utilities, costs for market analysis, and preopening advertising. Interest earned on subscription funds held in escrow is not reflected in these figures.


     The gross proceeds from the Offering will be applied as follows:

                                                              Maximum
                                     Minimum                  Proceeds
                                     Proceeds                 Assuming
                                   From Sale of               Sale of
                                      871,056    % of Net    1,500,000  % of Net
                                       Shares    Proceeds      Shares   Proceeds
                                       ------    --------      ------   --------

Repayment of Debt incurred to Fund
  Preopening and Organizational
  expenses of the Company and the
  Bank(1)                             $984, 000   12.02%    $  984, 000   7.03%
Working Capital(2)                    7,199,448   87.98      13,008,628  92.97
                                      ---------   -----      ----------  -----
Net Proceeds                        $ 8,183,448  100.00%    $13,992,628 100.00%
                                    ===========  ======     =========== ======
Offering expenses of the Company
    and the Bank                        527,112               1,007,372
                                        -------               ---------

Gross Proceeds(3)                   $ 8,710,560             $15,000,000
                                    ===========             ===========

--------------------------

(1) Represents repayment of a revolving line of credit of $450,000 and promissory notes payable to two Directors of $400,000. The actual preopening and organizational expenses were $658,108. On December 17, 1998, the Company obtained an unsecured line of credit from Columbus Bank and Trust Company for $134,000 to cover any additional preopening expenses. During the organizational period, the Company borrowed $1,700,009
     ($1,250,000 from Columbus Bank and Trust Company and $450,000 from Independent Bankers' Bank of Florida) to fund the purchase of furniture, fixtures and equipment, and for the purchase of the Bank's main office building. These assets were transferred at cost to the Bank, with the proceeds from the transfer used to repay existing debt. See "CERTAIN TRANSACTIONS."

(2) The largest use of working capital was the purchase of all the Common Stock of the Bank. The net investment in the Bank was $6,451,650. The primary use of the remaining working capital will be income producing investments as permitted by banking regulations, including additional investment in the Bank as determined to be prudent by the Company's Board.

(3) Offering expenses were $527,112 as of May 18, 1999, and will be $1,007,372, if the maximum amount of shares is sold. The Offering expenses include the payment of an advisory fee to McAllen Capital Partners, Inc. in the amount of 1.5% of gross proceeds. John W. Rose, a Director of the Company, is the President of McAllen Capital Partners, Inc. See "CERTAIN TRANSACTIONS -- Financial Advisors."



The  following  table is a schedule of  expenditures  that have been made by the
Bank:

                                      Investment by    % of Net
                                           Bank        Proceeds
                                      -------------    --------

Organizational expenses of the Bank,
including application, legal and
consulting fees                        $   68,691        .84%

Preopening expenses of the Bank,
including salaries, occupancy
and other expenses (1)                    230,661       2.82

Purchase of furniture, fixtures
and equipment                             519,142       6.34

Purchase and refurbishing of
main office                             1,117,667      13.66

Working Capital(2)                      4,975,489      60.80
                                        ---------      -----

Total  Capital                         $6,911,650      84.46%
                                       ==========      =====
-------------------------
(1) Includes the annual salary of the former President and Chief Executive Officer, Victor M. George, in the amount of $95,000 per year.

(2) The primary use of these funds will be to lend money to customers of the Bank and for income producing investments. The income from loans and investments will be used to pay general operating expenses of the Bank.

                             DESCRIPTION OF PROPERTY

  On May 24, 1999, the Company sold its real property located at 10325 San Jose Boulevard to the Bank. The purchase price was $1,105,611. This price represented the original cost of the property to the Company, as well as the cost of improvements that were made. This amount will not have a negative effect on either the Company's or the Bank's financial condition, as the cost of the building is a capitalizable expenditure for the Bank.

  The Bank also paid all of the closing costs relating to this transaction, including state taxes, recording fees and the title insurance premium. These costs, totaling $12,056, will be paid by the Bank.


                      ORGANIZERS AND PRINCIPAL SHAREHOLDERS


     The current members of the Boards of Directors of the Company and the Bank are: D. Michael Carter, George H. Groves, James M. Healey (Company only), John
C. Kowkabany (Company only), Rudolph A. Kraft (Company only), R.C. Mills (Chairman of the Company's Board), Gilbert J. Pomar, III (Company only), John W. Rose, John R. Schultz, Price W. Schwenck (Chairman of the Bank's Board), Charles
F. Spencer, Bennett A. Tavar and Gary L. Winfield.

  The following chart shows stock ownership information with respect to the Directors as of the date of the first closing:

                                      % of Ownership
                                          Based on         % of Ownership
                                           Shares              Based on
                           Number of    Outstanding            Maximum
            Name(1)        Shares(2)    on 5/18/99(3)         Offering(3)
            -------        ---------    -------------         -----------

D. Michael Carter         15,500           1.78%                 1.03%
Victor M. George(4)       15,500           1.78                  1.03
George H. Groves(5)       10,000           1.15                   (6)
James M. Healey           27,500           3.16                  1.83
John C. Kowkabany         25,000           2.87                  1.67
Rudolph A. Kraft          20,000           2.30                  1.33
R. C. Mills               40,000           4.59                  2.67
Gilbert J. Pomar, III      5,000            (6)                   (6)
John W. Rose              30,000           3.44                  2.00
John R. Schultz           25,000           2.87                  1.67
Price W. Schwenck         20,000           2.30                  1.33
Charles F. Spencer        15,000           1.72                  1.00
Bennett A. Tavar          22,000           2.53                  1.47
Gary L. Winfield, M.D     17,500           2.01                  1.17
                          ------           ----                  ----
     TOTAL               288,000          33.06%                19.20%
                         =======          =====                 =====

--------------------------

(1) Each of the Organizers and Directors acquired their shares during the Offering Period and in accordance with the terms set forth in the Prospectus.

(2)  Number of shares purchased in the Offering.

(3) Individual percentages based upon 871,056 shares outstanding as of May 18, 1999, and 1,500,000 at the maximum, respectively.

(4) Mr. George resigned his positions as Chief Executive Officer, President and Director of the Company and Chief Executive Officer and Director of the Bank, effective June 18, 1999.

(5) Mr. Groves has tendered his resignation as Director of the Bank and the Company to be effective July 20, 1999.

(6)  Less than 1%.

                                   MANAGEMENT

Directors and Executive Officers of the Company and the Bank

     Since the date of the Prospectus, there have been some noted changes to the management of the Bank. In February, the Board determined that the Bank needed to strengthen its management team to include a Senior Commercial Lender, a Chief Operations Officer and Chief Financial Officer. Mr. Victor M. George had been designated as the Chief Executive Officer, Chief Financial Officer and President for the Company and the Bank. On March 2, 1999, Ms. Cheryl L. Whalen was hired as Executive Vice President and Chief Financial Officer for both the Company and the Bank. On March 10, 1999, Mr. Gilbert J. Pomar, III, was hired by the Bank as the President and Chief Operations Officer. Mr. Price W. Schwenck joined the Company and the Bank as a Director in March 1999. Mr. Schwenck has over 26 years of banking experience, the most recent of which were with First Union National Bank of Jacksonville, where he served as the Regional President from 1994 until 1999. Based upon his extensive banking experience, Mr. Schwenck has subsequently been appointed Chief Executive Officer of the Company and Chairman of the Board for the Bank. Mr. R. C. Mills, who is an original Organizer and Director, is now the Chairman of the Board for the Company.

       Effective June 18, 1999, Mr. George resigned from his positions as Executive Officer and Director with the Company and the Bank. In connection with his resignation agreement, which runs through December 31, 1999, Mr. George is to provide consulting services to the Company and the Bank as may be reasonably required. SEE "MANAGEMENT -- Executive Compensation."

     Gilbert J. Pomar, III, age 39, is the President and Chief Executive Officer of the Bank. Mr. Pomar joined the Bank on March 10, 1999. Prior to joining the Bank, he was employed with First Union National Bank of Jacksonville. Mr. Pomar joined First Union in 1991. During his tenure with First Union, he was promoted to Senior Vice President/Commercial Lending Manager in 1994 and head of Commercial Banking in 1996. Mr. Pomar's banking experience includes four years with Southeast Bank in West Palm Beach, Florida, as a Real Estate Workout Officer and four years as a Commercial Real Estate Loan Officer at First Chicago in Miami, Florida. Mr. Pomar is active in various community efforts, including the United Way, Boy Scouts of America and is a Board Member of the Timuquana Country Club. He is a graduate of the University of Florida, where he received his Bachelor of Arts in Finance.

     Cheryl L. Whalen, age 38, is the Executive Vice President and Chief Financial Officer for the Company and the Bank. From March 1990 until March 1999, Ms. Whalen was with the O'Neil Companies and Merchants and Southern Bank in Gainesville, Florida; initially as Senior Vice President and Cashier, and later as Executive Vice President and Chief Financial Officer. Ms. Whalen has a Certified Internal Auditor designation and is a graduate of Florida State University, where she received her Bachelor of Science Degree in Accounting.

     Price W. Schwenck, age 56, is the Chief Executive Officer of the Company and the Chairman of the Board for the Bank. Mr. Schwenck served as Regional President for First Union National Bank in Fort Lauderdale, Florida from 1988 to 1994 and First Union National Bank of Jacksonville, Florida from 1994 until he retired in 1999. His community activities include the Jacksonville Chamber of Commerce, Enterprise North Florida and North Florida Venture Capital Network. Mr. Schwenck received his bachelors degree and MBA from the University of South Florida in 1966 and 1970, respectively, and his MS from the University of Miami in 1996.

     Scott M. Hall, age 35, is Senior Vice President of Commercial Banking. Mr. Hall has 13 years of experience in the financial services industry. Prior to joining the Bank, he was employed with First Union National Bank of Jacksonville for 8 years as Vice President/Commercial Banking Relationship Manager. His community activities include the Jacksonville Chamber of Commerce, Habitat for Humanity and he is a member of the Clay County General Government Committee. Mr. Hall is a graduate of the University of North Florida, where he received his Bachelors of Business Administration Degree in Finance.

     The Directors and Executive Officers for the Company and the Bank as of the date of this Supplement are as follows:

        Name                 Position With Company            Position With Bank
        ----                 ---------------------            ------------------
D. Michael Carter              Director                        Director
George H. Groves(1)            Director                        Director
James M. Healey                Director                          ---
John C. Kowkabany              Director                          ---
Rudolph A.  Kraft              Director                          ---
R. C. Mills                    Chairman of the Board           Director
Gilbert J. Pomar, III          Director                        President, CEO and COO
John W. Rose                   Director                        Director
John R. Schultz                Director                        Director
Price W. Schwenck              Director and CEO                Chairman of the Board
Charles F. Spencer             Director                        Director
Bennett A. Tavar               Director                        Director
Cheryl L. Whalen               Senior Vice President and CFO   Executive Vice President and CFO
Gary L. Winfield, M.D          Director                        Director

--------------------

(1) Mr. Groves resigned as a Director of the Company and the Bank, to be effective July 20, 1999.


Executive Compensation

       In connection with his resignation agreement and resignation as an Executive Officer and Director of the Company and the Bank, Mr. George will be paid one year's salary of $95,000 for which he agrees that, through December 31, 1999, he will provide consulting services to the Company and the Bank. The payment is to be made in six equal monthly installments beginning on July 1, 1999.

       The Organizers, on behalf of the Bank, have entered into an employment agreement with Mr. Gilbert J. Pomar, III, whereby Mr. Pomar will serve as the Chief Executive Officer and President of the Bank. The employment agreement provides for a $25,000 signing bonus and a base salary of $120,000. The term of employment is for one year, with the agreement being renewed on a daily basis so that, unless terminated, the agreement will continually have a one-year term. The employment agreement permits Mr. Pomar to participate in all employee benefits available to other employees, such as incentive compensation, stock option plans, pension plans, insurance plans, and fringe benefits.

       In the event Mr. Pomar voluntarily terminates his employment, the employment agreement expires 30 days following the delivery of the notice of termination to the Bank. However, if the termination is for good reason, as defined in the employment agreement, he is entitled to severance pay equal to his annual base salary, plus any incentive compensation or bonus.

       The Bank may terminate Mr. Pomar's employment with or without cause. If the Bank terminates his employment with cause, his employment is terminated immediately upon delivery of notice, with no further compensation being due. If Mr. Pomar is terminated without cause, he would be entitled to severance pay equal to his annual base salary, plus any compensation or bonus. If the employment of Mr. Pomar is terminated within 12 months of a change in control either by the Bank without cause or by Mr. Pomar for good reason, Mr. Pomar will be entitled to severance payment equal to 2.99 times his annual base salary, plus incentive compensation.

Stock Option Plans

       It is anticipated that up to 15% of the outstanding shares resulting from this Offering will be set aside for stock options under the proposed stock option plans, 7% to the employees of the Company, and 8% to the Directors of the Company. Such options will not be granted at less than fair market value of the Company's Common Stock on the date of the grant. Under Mr. Pomar's employment agreement, he would be granted a stock option for a minimum of 25,000 shares and a maximum of 50,000 shares, depending on the amount of shares sold in the Offering. The stock options would be subject to adoption and approval of a formal plan by the Company's shareholders.


                                   SALES AGENT

       On May 10, 1999, the Company, the Bank, and KBW entered into an Agreement and Acknowledgment of Satisfaction which provided that KBW would accept $219,426 as payment for services it rendered as sales agent to the Company with respect to the Offering, including compensation for any money paid or owed to broker-dealers engaged by KBW to assist in the Offering.